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                                    FORM 6-K
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                       Pursuant to Section 13a-6 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of: December 2004

                                    001-14518
                            (Commission File Number)

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                                      SCOR
                 (Translation of registrant's name into English)

                         1, Avenue du General de Gaulle
                      92074 Paris-La Defense Cedex, France
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                     Form 20-F |X| Form 40-F |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |_|

        Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                            Yes |_| No |X|

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

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        Scor considers jury's verdict on the 9/11 attack on the WTC to be contrary to terms of insurance coverage in force and to the intent of the parties

On December 6, 2004, the New York jury in the trial regarding the insurance coverage of the World Trade Center rendered a verdict that the attack on the WTC on September 11, 2001 constituted two occurrences under the property insurance policies issued by Allianz Global Risks U.S. Insurance Company and the eight other insurers of the WTC that were parties to this trial.

SCOR, a reinsurer of Allianz, considers the jury's verdict to be contrary to the terms of the insurance coverage in force and to the intent of the parties. SCOR will fully support Allianz's efforts to overturn the verdict. A separate appraisal procedure is underway to determine the amount of the indemnification due from the insurers resulting from the destruction of the WTC. The amount of indemnification determined in that procedure could be substantially below two full occurrence limits and could be less than one full policy limit. SCOR is continuing to evaluate the potential additional indemnification, if any, that might result from that verdict.

                      Success of the Oceane 2004-2010 issue

SCOR successfully issued at the end of June 2004 bonds convertible and/or exchangeable into new or existing shares of SCOR ("OCEANE") due January 1, 2010 for an amount of EUR 200 million. SCOR took advantage of market opportunities at that time to proceed with this OCEANE issue in order to improve the structure of its existing indebtedness by extending its maturity, in particular by contributing in priority to the refinancing of its outstanding 1.00 % OCEANE convertible bonds due January 1, 2005.


         CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

        All statements contained herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of SCOR related to such events that are not statements of historical fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including, without limitation, statements relating to the future outcome of the World Trade Center litigation and the amount of indemnification determined in that proceeding. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the implied or expected results described by such forward-looking statements. Many factors may influence SCOR's actual results and cause them to differ materially from the implied or expected results as described in such forward-looking statements, including, without limitation, the outcome of the U.S. legal proceedings after the conclusion of all appeals and the allocation of liability, amount of damages and amount of indemnification ultimately allocated to SCOR and its affiliates in the U.S. legal proceedings related to the World Trade Center litigation at the conclusion of such proceedings, the risks identified in "Item 3.D - Risk Factors" of SCOR's most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (the "SEC") and its other filings with the SEC and other matters not yet known to SCOR or not currently considered material by SCOR.

        All forward-looking statements attributable to SCOR, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. SCOR disclaims any intention or obligation



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to update and revise any forward-looking statements,  whether as a result of new information, future events or otherwise.






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                                    SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           SCOR



                                           By:    /s/ Marcel Kahn
                                                  ----------------------------
                                                  Name:  Marcel Kahn
                                                  Title: Chief Financial Officer

Date:   December 21, 2004